AFL-CIO HIT | HOUSING INVESTMENT TRUST

NEWS Local Leaders Tackle Dual Demand for Affordable Housing and Construction Careers READ MORE



Union Capital @ Work
COMPETITIVE RETURNS | UNION CONSTRUCTION JOBS | HOUSING FINANCE

$6.4B	$10.2B	124,118	191.7M
NET ASSETS	FINANCED	UNITS BUILT	HOURS CREATED